# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Flutter Entertainment PLC, CIK 0001635327
CUSIP: G3643J108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: ONE MADISON AVENUE, NEW YORK, United States (X1), 10010
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001422849-24-000056
Filed by CIK 0001422849

## Reporting persons
- Capital World Investors: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 10,614,283; shared voting power 0; sole dispositive power 10,658,529; shared dispositive power 0; aggregate amount beneficially owned 10,658,529 (6.1% of the class)

## Item 1. Issuer
Name of issuer: Flutter Entertainment PLC
Address of issuer's principal executive offices: ONE MADISON AVENUE, NEW YORK, NY 10010

## Item 2. Person Filing
Name of person filing: Capital World Investors
Address of principal business office or, if none, residence: 333 SOUTH HOPE STREET, 55TH FLOOR, LOS ANGELES, CALIFORNIA 90071
Citizenship: N/A

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
10,658,529 **

**Capital World Investors ("CWI") is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CWI's divisions of each of the investment management entities collectively provide investment management services under the name "Capital World Investors." CWI is deemed to be the beneficial owner of 10,658,529 shares or 6.1% of the 175,224,066 shares believed to be outstanding. Shares reported include 4,176 Depository Receipts, which represent 4,176 Common Stock.
Percent of class: 6.1
Sole power to vote or to direct the vote: 10,614,283
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,658,529
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Capital World Investors: Timothy J. Moon, Vice President and Senior Counsel, Capital Research and Management Company (02/10/2026)